SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 333-41545
                                                                      ----------

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K    |_| Form 11-K    |_| Form 20-F     |_| Form 10-Q

|_| Form N-SAR
      For Period Ended:
                        --------------------------------------------------------
|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
      For the Transition Period Ended:
                                      ------------------------------------------

Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant ebank.com, Inc.
                        --------------------------------------------------------
Former name if applicable
Southeast Commerce Holding Company
--------------------------------------------------------------------------------
Address of principal  executive office (Street and number)
 2410 Paces Ferry Road
--------------------------------------------------------------------------------
City, state and zip code Atlanta, Georgia 30339
                         -------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The company has been unable to properly complete certain accounting matters and provide data requested by the company's independent accountants within the prescribed time period. This information could not have been obtained without unreasonable effort or expense to the company. The company will file its Annual Report on Form 10-K for the year ended December 31, 1999 within 15 days from March 30, 2000.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

        Mark D. Little      (770)             805-6875
--------------------------------------------------------------------------------
                  (Name)  (Area  Code)  (Telephone  Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               |X| Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      (See Attachment)

                                 ebank.com, Inc.
        ---------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 31, 2000                          By:/s/ Richard A. Parlontieri
     --------------------------------              --------------------------
                                                       Richard A. Parlontieri
                                                       Chief Executive Officer

Attachment to #3

          We have incurred significant expenses, and consequently significant operating losses, for the year ended December 31, 1999 in connection with our efforts to become an Internet-based provider of and portal for financial products and services for small businesses and retail customers. We also expect to grow even more rapidly now that we have commenced our marketing and advertising campaign and are beginning to implement our new strategy. As a result, our operating expenses and net losses in 1999 significantly exceeded our operating expenses and net losses for 1998. We are filing our current Annual Report after March 30, 2000 because we have not completed our audit for the year 1999 with our accountants. Therefore, the financial figures for 1999 stated below are only estimates.

          We incurred a loss of approximately $(2.6 million), or $(1.77) per share for the year ended December 31, 1999. We earned approximately $1.9 million in net interest income and $280,000 in noninterest income for the year, but these amounts were offset by noninterest expense of approximately $4.3 million, and a provision for possible loan losses of approximately $500,000.

          Our net loss for the year ended December 31, 1998 was $(1,041,000), or $(1.48) per share. We earned net interest income of $467,000 for the period, but this amount was offset by noninterest expense of $1,259,000, a provision for possible loan losses of $165,000, and a loss on our Commerce Mortgage joint venture of $88,000. Our net loss included approximately $503,000 in pre-opening expenses we incurred in preparing the bank for opening. The pre-opening expenses also included $85,000 in organizational costs we expensed due to a change in an accounting principle for organizational costs. We had deferred these costs at December 31, 1997. The loss also includes $646,000 in salaries and employee benefit expenses, as we became fully staffed in early August 1998 for training in preparation of the bank's opening on August 17, 1998.